

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

MyNevadaResidentAgent.com
As agent for China Inc.
2840 Highway 95 Alt. S#7
Silver Springs, NV 89429

> **Re: China Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 9, 2011**
> **File No. 333-169406**

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please revise the prospectus cover page to clarify that the account at Chase Bank is not an escrow account, as indicated in your response to prior comment 3.

Prospectus Summary, page 3

2.   We note your response to prior comment 4. Please revise your summary to briefly discuss your significant products, if any, and to clearly indicate whether you are currently selling any such products. In this regard, we note that you disclose on pages 3 and 14 that you "<u>are</u> selling solar panel products…. through the internet and trade shows," but that you disclose in risk factor (2) on page 5 that you are unable to take any online orders through your website. Please revise.

3.   We reissue our prior comment 5. Update the accumulated net loss to agree to the accumulated net loss reflected in the most recent financial statements included in the

filing. For example, your accumulated net loss from inception through March 31, 2011 appears to be $26,855.

4. We reissue prior comment 6. Your disclosure on page 3 continues to indicate that you have commenced operations, but the disclosure on page 4 indicates that the funds raised in this offering are needed for the company to "become operational." Please revise your summary to clearly indicate the status of your business and development.

5. We note your disclosure on page 4 that cadmium telluride is used as "a solar cell material." But risk factor (4) on page 5 says that cadmium telluride has not been widely tested or accepted for use in the solar industry. Please revise your summary and the rest of your prospectus to clearly disclose the level of acceptance of cadmium telluride within the industry. Refer to comment 12 from our letter dated October 13, 2010.

6. In this regard, we also reissue prior comment 7. Please provide us with objective, independent support for your statements regarding the use of cadmium telluride in the solar industry.

Selected Financial Data, page 5

7. Please revise your column headings to reflect accurate dates. For example, we note the balance sheet column labeled March 31, 2010 actually reflects your most recent interim data as of March 31, 2011. Additionally, the income statement column reflects data from inception to "March 31 30, 2011."

8. We reissue prior comment 8. Please ensure all columns which contain unaudited data are labeled "unaudited." Specifically, we refer to the income statement column reflecting data from inception to March 31, 2011.

9. We reissue prior comment 9. Please ensure amounts presented in your table agree to the financial statements. For example, we note that your revenue from inception to March 31, 2011 is $0 rather than $26,855.

Risk Factors, page 5

(3) There may be risks associated with research, page 5

10. We note your response to prior comment 13 and reissue the comment. Please expand this risk factor to discuss the significance to your business of the cost and scarcity of cadmium telluride.

<u>(5) We may not be able to timely, page 5</u>

11.   We reissue prior comment 14.   Please revise this risk factor, including the heading, for clarity. In addition, please expand your discussion of the risk presented.

<u>(10) As a result of our placing your invested funds, page 6</u>

12.   Please expand this risk factor to clarify, if true, that until the minimum amount of the offering is reached the funds of prospective investors will be held without any interest accruing to their benefit. Refer to comment 28 from our letter dated October 13, 2010.

<u>(15) Certain provisions of our Articles of Incorporation, page 6</u>

13.   We reissue prior comment 16. Please expand this risk factor, or add a new risk factor, to address the risk to investors presented by directors' authority under your articles of incorporation to adopt, amend or repeal the bylaws of your corporation.

<u>Item 4: Use of Proceeds, page 4</u>

14.   Under the minimum offering, tell us why the amount available for working capital is not $10,000.

15.   We note your response to prior comment 18. Please revise to clarify, if true, that the proceeds of this offering will not be used for salary *or other payments* to your executive officers.

<u>Item 6: Dilution, page 9</u>

<u>If 30,000,000 Million Shares are Sold:</u>

16.   We refer to your response to comment 19. We note that the tangible book value sum of numbers you provided adds to $354,583 rather than $355,083. We also see your filing indicates tangible book value of $362,621. Please revise your filing to include the correct amount.

<u>If 5,000,000 Million Shares are Sold:</u>

17.   We refer to your response to comment 20. We see your response indicates a tangible book value of $104,583 while your filing indicates tangible book value of $112,621. Please revise your filing to include the correct amount.

Existing Stockholders if all of the Shares are Sold:

18.   We refer to your response to comment 21. Tell us why net tangible book value per share before offering of $(0.0013) is presented as a negative amount in the table.

19.   Please tell us how the following amounts were determined:
   • Potential gain to existing shareholders of $157,500
   • Increase to present stockholders in net tangible book value per share after offering of $.0035

        Please revise your filing as necessary.

Item 8: Plan of Distribution, page 11

20.   We note that you have revised this section to restore your discussion of potential changes to the terms of the offering. Therefore, we reissue comment 46 from our letter dated October 13, 2011. Please revise:
   • to clarify on the cover page and in the summary that the specific offering terms may materially change, and to clearly state that investors will have the right to have their funds returned if you make such a change;
   • to add risk factor disclosure addressing the potential risks to investors of the disclosed possible changes to the offering terms;
   • to disclose how you will alert investors that (i) the terms of the offering have changed, and (ii) they have the right to a refund in the event you make such a change; and
   • to provide, under a separate caption in your prospectus, detailed instructions regarding how investors will be able to obtain their funds if such a change is undertaken.

21.   We reissue comment 47 from our letter dated October 13, 2010. Please disclose the circumstances under which you may extend the offering period.

22.   We note your response to prior comment 22 and reissue the comment. Please tell us what you mean by a "new offering", and explain how you will determine when a new offering has been made. Remove the implication that it may be appropriate to register a new offering by post-effective amendment rather than on a separate registration statement, or provide us with your analysis. Also, tell us whether the list of material changes in the bullets on page 11 are meant to be exhaustive. If not, revise accordingly to clarify.

23.   Refer to the fourth paragraph on page 11. Please disclose under what circumstances the terms of the offering would be changed to allow sales to affiliates in order to meet the minimum sales requirement.

24.   Given the disclosure in risk factor (10) that the funds will not be placed in an escrow account, it is unclear why you reference the release of the funds from escrow in the fifth bullet point on page 11. Revise accordingly.

25.   We note your response to prior comment 24. Disclose whether Ms. Tian Jia will have sole responsibility for administering the funds and determining whether the minimum offering threshold has been met. Please ensure that your disclosure reconciles with your response to comment 1 above.

Description of Business, page 14

26.   We reissue prior comment 28. Please expand your disclosure to more clearly describe the nature of your present operations and your development during the past three years. Refer to Item 101 of Regulation S-K.

27.   Please revise your business section to clarify that you are currently unable to take any online orders, as indicated in your response to prior comment 29 and risk factor (4) on page 5.

28.   We note your response to prior comment 30 that you are outsourcing your research and development and website design projects to China. Please revise your filing to clarify the extent to which your operations are conducted outside of the United States.

29.   We note your responses to prior comments 31, 32, 33, 40, 43 and 49. However, be advised that material information must be disclosed, even if confidential. Revise the prospectus to ensure that the material terms of your material agreements are fully disclosed in the prospectus. In addition, please resolve any comments regarding your confidential treatment application before requesting effectiveness of your registration statement.

Our Business Strategies, page 15

30.   We note your response to prior comment 35. Please revise your disclosure to explain in more detail how you intend to pursue the strategies outlined in this section.

Our Products, page 16

31.   We reissue prior comment 36. Please provide us with objective support for the claims made in response to comment 65 from our letter dated October 13, 2010.

32.   We note your response to prior comment 37. Please expand your discussion of the products you intend to offer to include a description of the specific products, rather than merely a list of technical specifications that may be unfamiliar to investors. Discuss the significance of each product to your intended business. If appropriate, include disclosure

regarding the hot water heaters referenced on page 15 and in your response to prior comment 38.

Vendors and Manufacturers, page 16

33.   We note your response to prior comment 39. Please revise your filing to clarify who owns the warehouse where you are storing the solar panels, and any storage charges incurred. If no charges have been incurred, please make this clear in your disclosure.

Customer Profiles, page 17

34.   We reissue prior comment 41. Please revise this section to state, if true, that you have had no revenues to date.

Research and Development, page 17

35.   We note your response to prior comment 42. Please revise this section to clarify the status of the products referenced here, as requested in comment 73 of our letter dated October 13, 2010. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Dependence on Government Subsidies, page 18

36.   We note your response to prior comment 45. Please tell us the basis for your statements regarding the subsidies and incentives discussed in this section.

Management's Discussion and Analysis, page 19

37.   Please expand your response to prior comment 46 to clarify the status of your discussions with investors in China, and the nature of the proposed financing. Tell us the extent to which you have received commitments from these investors, whether in writing or otherwise.

Plan of Operation, page 20

38.   We note from your response to prior comment 47 that your website is "updated periodically." Please provide us with the address of your website.

39.   We reissue prior comment 48. Please tell us why you believe it is essential to construct your own warehouse in Houston.

40.   We reissue prior comment 49. Please provide us with greater detail regarding the bases for the construction cost estimates presented in this section. To the extent that the information in your response is confidential, please follow the requirements of Freedom of Information Act Rule 83 when submitting your response.

Liquidity and Capital Resources, page 21

41.   Refer to the last sentence of the first paragraph. Please revise to clarify the amount that
        your sole officer and director will advance if you do not raise the minimum in this
        offering.

Directors, Executive Officers, page 22

42.   Please clarify the nature of your sole officer and director's involvement in the business of
        "solar systems residential building."

43.   Expand your response to prior comment 55 to provide your analysis as to why you do not
        anticipate any potential conflicts of interest, given that your sole officer and director
        appears to have ownership interest or "involvement" in at least three different solar
        companies.

44.   In this regard, please also expand your response to prior comment 56 to specify your sole
        executive's ownership interests in Apple Solar and Valor Solar and to clarify how you
        determined that there are no business relationships between these companies and China
        Inc., given (1) your common ownership and industry, and (2) that the website at
        www.valorsolar.com continues to refer to "China Inc" and the sale of solar panels.

Financial Statements, page 25

45.   We continue to see that your presentation does not include all of the interim and annual
        financial statements required by Article 8 of Regulation S-X. Please revise your next
        filing to present financial statements for each interim and each annual period required
        under Article 8 of Regulation S-X. In that regard, revise to present the following (items
        missing from the most recent filing are underlined):
        • Balance sheets as of March 31, 2011, June 30, 2010 and June 30, 2009.
        • Statements of operations for the nine months ended March 31, 2011 and 2010 and for
          the annual periods ended June 30, 2010 and 2009.
        • Statements of cash flows for the nine months ended March 31, 2011 and 2010 and for
          the annual periods ended June 30, 2010 and 2009.

        You should continue to present development stage cumulative statements of operations,
        cash flows and stockholder's equity from inception. Further, all unaudited interim
        financial statements should be clearly labeled "unaudited."

46.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.
        In that regard, for any amendment to your Form S-1 filed after August 15, 2011, you
        must include updated audited financial statements.

Statement of Operations, page F-3

47.	Please revise the column headings for the annual and interim periods to provide meaningful descriptions of the accounting periods presented. This comment also applies to the statement of cash flows where the periods presented are also not appropriately defined. For example, a column might be appropriately labeled as presenting data for a "nine month period" or a "twelve month period," ended on a particular date, as appropriate.

Statement of Cash Flows, page F-4

48.	Notwithstanding your response to prior comment 66, none of the statements of cash flows present the information content required by GAAP, nor are they mathematically accurate. Please revise to present statements of cash flows that fully conform to FASB Codification Topic 230.

Statement of Stockholder's Equity, page F-5

49.	Notwithstanding your response to prior comment 67, the statements of stockholder's equity continue to be incomplete and mathematically inaccurate. Please revise to provide complete and accurate tabular disclosure for all annual periods from inception and the subsequent interim period to March 31, 2011. Refer to FASB ASC 505-10-50-2 and FASB ASC 915-215-45-1.

Notes to the Financial Statements, page F-6

Nature of Operations

50.	We reissue comment 68. We see the last sentence added in the first paragraph on page F-6; however, this does not reflect the required language. Please revise to provide the representation on interim financial statements specified in Instruction 2 to Rule 8-03 of Regulation S-X which indicates that management must provide a statement that "Interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading."

51.	In the first paragraph on page F-6, we refer to the sentence beginning "As at September 30, 2010…." Please update the disclosure of the accumulated loss to the most recent balance sheet date presented in the filing.

52.	We refer to your response to prior comment 69. We see you have taken title to the solar panels but have not accounted for the panels in inventory. Please explain your basis in U.S. GAAP for not recording inventory and the related accounts payable. Also, tell us when you received the panels, the cost of the panels and the vendor's payment terms.

Note 2. Going Concern, page F-8

53.   We refer to your disclosure of the amount of accumulated losses as of September 30, 2010. Please update your disclosure to the recent balance sheet date presented in the filing.

54.   Please move the discussion of income taxes from "Note 2 – Going Concern" to "Note 3 – Income Taxes."

Note 3. Income Taxes, page F-8

55.   We refer to your disclosure of the amount of deferred tax liabilities and assets, valuation allowance, net operating loss carry-forwards and reconciliation of statutory tax rates as of April 30, 2010. Please update your disclosure dates and amounts to reflect the periods presented in your financial statements.

56.   While we note your responses to prior comments 70 and 71, the income tax disclosures continue to be incomplete, inaccurately prepared and, in some instances, presented as of an incorrect date of April 30, 2010. Please revise to provide complete and accurate footnote disclosure about income taxes under the guidance from FASB ASC 740-10-50.

Note 6. Exchange of Non-monetary Assets for Capital Stock, page F-10

57.   We acknowledge your response to comment 72. Please tell us the nature of the consideration Ms. Jia paid to obtain the land (e.g. cash, promissory note).

Note 7. Subsequent Events, page F-10

58.   Please update the date through which you evaluated subsequent events.

59.   Please move the paragraph "Dealer Prospectus Delivery Obligation" out of the financial statements and into the appropriate section of the filing as this item is not a component of the financial statements.

Exhibits

60.   We note your response to prior comment 74. Please note that agreements from which information is omitted should be filed publicly at the same time you file your application for confidential treatment, omitting only the information that is the subject of the application from the publicly filed documents. Refer to sections II.D.3 and II.D.4 of Staff Legal Bulletin No. 1. Please confirm your understanding. Also, please tell us how you determined that (1) you are not required to file the "Original Packing list" or "Commercial Invoice" referenced in exhibit 10.1, and (2) that you are not required to file

a confidential treatment application regarding the information described in section 8 of exhibit 10.2 and section 6.1 of exhibit 10.3.

Exhibit 5

61.   Revise to reconcile the last two sentences of the first paragraph of the opinion.

62.   Given that your prospectus indicates that you have not yet sold the shares of common stock described in the opinion, it is unclear why the third paragraph says that the shares "<u>were</u> legally issued, fully paid and non-assessable." Please file a revised opinion that indicates, if true, that the shares will, *when sold*, be legally issued, fully paid and non-assessable. Refer to Regulation S-K Item 601(b)(5).

Exhibit 23.2

63.   We did not see a response to prior comment 76. Please include a currently dated and signed consent from your auditor in your next amendment and with each subsequent amendment to the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3638 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (fax):   Connie P. Trieu
                Trieu Law, LLC